UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT
EXTERRAN CORPORATION
(Exact name of registrant as specified in its charter)
____________

Delaware	001-36875	47-3282259
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

4444 Brittmoore Road Houston, Texas 77041
(Address of Principal Executive Offices) (Zip Code)

Roderick Hardie (281) 836-7000 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Exterran Corporation (“Exterran,” “our” or “we”) is a global market leader in the full-service natural gas compression business and a premier provider of operations, maintenance, service and equipment for oil and natural gas production, processing and transportation applications. We operate in four primary business lines: contract operations, aftermarket services, oil and gas product sales and Belleli EPC product sales. As part of our business, we manufacture products for which gold, tantalum, tin and/or tungsten (collectively, “3TG materials”) are necessary to the functionality or production of our products. We are required to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, as implemented through SEC Specialized Disclosure Report on Form SD (“Rule 13p-1”). Accordingly, in compliance with Rule 13p-1, we are filing this Specialized Disclosure Report on Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, and have contemporaneously posted this Specialized Disclosure Report on Form SD and the Conflict Minerals Report on our website at www.exterran.com.
Item 1.01     Conflict Minerals Disclosure and Report

A copy of Exterran’s Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at www.exterran.com.
 Item 1.02     Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01     Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXTERRAN CORPORATION

May 31, 2017	By:	/s/ DAVID A. BARTA
David A. Barta
Senior Vice President and Chief Financial Officer

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